

September 27, 2010

<u>Via Facsimile and U.S. Mail</u>

Richard A. Presutti, Esq.
Schulte, Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

       Re: **BlueLinx Holdings Inc.**
              Amendment No. 7 to Schedule TOT/13E-3 filed by Cerberus ABP
              Investor LLC and Cerberus Capital Management, L.P.
              Filed on September 23, 2010
              File No. 5-80230

Dear Mr. Presutti:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>General</u>

1. We note that the issuer has filed a Schedule 13E-3 in connection with the tender offer and that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please revise the expiration date of the tender offer so that security holders have at least 20 days to consider the Schedule 13E-3 information disseminated by the issuer. Refer to Questions 101.01 and 101.03 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations and Question 5 in SEC Release 34-17719.

2. We note your response to comment two in our letter dated August 11, 2010. Please specifically advise us as to whether any of Cerberus ABP Investor LLC, Cerberus Capital Management, L.P. or Craig Court, directly or indirectly, has or shares voting power and/or investment power, which includes the power to dispose, or direct the disposition of the Bluelinx shares with Mr. Feinberg.

3. We note your response to comment three in our letter dated August 11, 2010; however, we reissue our comment. Please advise us as to why you have not included Mr. Feinberg and Craig Court as filing persons on the Schedule 13E-3. In your response to comment two, you indicated that each of Purchaser and Cerberus were created at the direction and are under the ultimate direction and control of Stephen Feinberg. Please address whether Mr. Feinberg and Craig Court are engaged by virtue of the 55% ownership percentage that Mr. Feinberg holds and the ultimate control of the Purchaser and Cerberus, the five board seats, and any involvement in the negotiations with the issuer. Please refer to the factors discussed in Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations.

Special Factors, page 3

4. We note your response to comment 11 in our letter dated August 11, 2010; however, we reissue our comment since we are unable to locate the revised disclosure.

    Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                            Sincerely,

                                            Peggy Kim
                                            Special Counsel
                                            Office of Mergers & Acquisitions